Mail Stop 4561

April 8, 2010

Mr. Jacques Kerrest
Chief Financial Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Freemont, CA 94555

>**Re:** **ActivIdentity Corporation**
>**Form 10-K for the Fiscal Year Ended September 30, 2009**
>**Filed on December 14, 2009, Amended on January 28, 2010**
>**Form 10-Q for the Quarterly Period Ended December 31, 2009**
>**File No. 001-34137**

Dear Mr. Kerrest:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

>Sincerely,

>Stephen G. Krikorian
>Accounting Branch Chief